Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS

 AND LIMITATIONS OF SERIES C 8% CONVERTIBLE PREFERRED STOCK

 OF

 IMMUNE PHARMACEUTICALS INC.

It is hereby certified that:

1.           The name of the corporation is Immune Pharmaceuticals Inc. (the “Corporation”).

2.           The Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred Stock of Immune Pharmaceuticals Inc. as filed with the Secretary of State of the State of Delaware on March 12, 2014 (the “Certificate”) is hereby amended as follows:

(a)	Section 4 of the Certificate is hereby amended and restated as follows:

Voting Rights. In addition to the rights provided herein or as otherwise provided by law, subject to the limitations on beneficial ownership set forth in Section 6(e) hereof (Beneficial Ownership Limitation), each share of Preferred Stock shall entitle the holder thereof to such number of votes per share as shall equal the number of shares of Common Stock (rounded to the nearest whole number) which would be obtained upon the conversion of such share of Preferred Stock as if converted at market value of the Common Stock on the date of issuance (assuming for such purposes that such shares were then convertible), and shall further entitle the holder thereof to vote on all matters as to which holders of Common Stock shall be entitled to vote with the number of votes specified in this Section 4, together with such holders of Common Stock as one class and in the same manner and with the same effect as such holders of Common Stock. However, until the date on which the Holders hold less than 10% of the shares of Preferred Stock issued on the Closing Date, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock or alter or amend this Certificate of Designation, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 5) senior to, or otherwise pari passu with, the Preferred Stock, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the Holders, (d) increase the number of authorized shares of Preferred Stock, or (e) enter into any agreement with respect to any of the foregoing.

(b)	The first part of the first sentence of Section 6(c) of the Certificate is hereby amended and restated as follows:

“Subject to adjustment as provided elsewhere herein, the conversion price for the Preferred Stock shall equal $3.40, subject to adjustment hereunder (the “Conversion Price”); provided, however, the Conversion Price shall be reduced, and only reduced on each of the following to occur (but in no event shall the Conversion Price be less than $0.25, subject to adjustment pursuant to the provisions of Section 7(a) hereof): . . . ”

3.     The amendment to the Certificate herein certified was duly adopted, pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, by unanimous written consent of all of the Directors and by written consent of the holders of the Corporation’s Series C 8% Convertible Preferred Stock of the Corporation holding at least a majority of the outstanding Series C 8% Convertible Preferred Stock.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred Stock of Immune Pharmaceuticals Inc. to be signed by its duly authorized officer this 23rd, day of June, 2014.

IMMUNE PHARMACEUTICALS INC.

By:	/s/ Daniel G. Teper
Name:	Daniel G. Teper
Title:	Chief Executive Officer